UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

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Commission File Number: 001-34869

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Country Style Cooking Restaurant Chain Co., Ltd.

18-1 Guojishangwu Center, 178 Zhonghua Road

Yuzhong District, Chongqing

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Country Style Cooking Restaurant Chain Co., Ltd.

(Incorporated in the Cayman Islands with limited liability)

(NYSE: CCSC)

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Notice of Annual General Meeting

to be held on August 20, 2014
(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Country Style Cooking Restaurant Chain Co., Ltd. (the “Company”) will be held at 42/F, Edinburgh Tower, The Landmark, 15 Queen's Road Central, Hong Kong on August 20, 2014 at 2:00 p.m. (local time), and at any adjourned or postponed meeting thereof. No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s ADSs to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on July 15, 2014 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof.

Holders of record of the Company’s ordinary shares, par value US$0.001 per share (the “Ordinary Shares”), at the close of business on the Record Date are entitled to attend and vote at the AGM and any adjourned or postponed meeting thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying Ordinary Shares must act through Citibank, N.A., the depositary bank for the Company’s ADS program.

Holders of record of the Ordinary Shares as of the close of business on the Record Date are cordially invited to attend the AGM in person.

Shareholders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at http://ir.csc100.com, or by writing to Investor Relations, First Mansion, No.19, Yunshan South Road, Yubei District, Chongqing, People's Republic of China, or by email to ir@csc100.com.

By Order of the Board of Directors,

Country Style Cooking Restaurant Chain Co., Ltd.

/s/ Hong Li _____________

Ms. Hong Li

Chairman of Board of Directors

Chongqing, July 10, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.

By:	/s/ Hong Li
Name:	Hong Li
Title:	Chairman and Chief Executive Officer

Date: July 11, 2014

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release